Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    April    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________










WILLOW CREEK COAL PRODUCTION TO COMMENCE JUNE 2004

Debt Financing and 600,000 Tonne Sales Contract Secured

VANCOUVER, BRITISH COLUMBIA, April 13, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is delighted to announce that the Company's Willow Creek coal mine is scheduled to commence commercial production in June of this year. Pine Valley Mining has arranged a $10 million CAD ($7.6 million USD) debt facility to provide capital requirements for mine-site construction and working capital required to begin shipments and to ramp up production to a rate of 95,000 tonnes per month by September of this year (an annualized rate of 1.1 million tonnes). The agreement is subject to the parties settling final agreements and the approval of both companies' Board of Directors. Management expects to increase the currently permitted 900,000 tonnes per year level by mid-2005. To management's knowledge, this will be the first new major export metallurgical coal mine to begin production in North America in nearly 20 years

The Company is excited about the prospect of being able to take advantage of the worldwide strength in metallurgical coal prices and to establish itself as a major new unhedged producer of low volatile pulverized coal injection ("PCI") and coking coal. Management expects the Company to be solidly profitable in the third and fourth quarters of 2004.

Pine Valley's PCI is a high quality, low sulphur, low ash product used in steel production. Over the past year samples have been sent to steel mills in Japan, China, Brazil, Europe and other parts of the world. The quality of the coal's specifications has resulted in extensive expressions of interest in purchasing the coal upon commencement of production. Pine Valley is currently finalizing further contracts for coal sales.

Pine Valley currently has measured and indicated coal reserves upon which the mine plan is based as well as coal resources the Company plans to develop further. The table below details the reserve and resource tonnages that comprise the Willow Creek Coal Project. More detailed information on Pine Valley and the Willow Creek Coal Project are available on the Company's web
site:    www.pinevalleycoal.com.

SUMMARY OF SURFACE RESERVES AND RESOURCES

Area                                       Category                      Tonnes
                                                                     (Millions)
-------------------------------------------------------------------------------
Willow Creek (North and Central only)     Measured and Indicated           15.2
Pine Pass                                 Measured and Indicated            9.5
Crassier Creek                            Resource (1)                     57.3
Fisher Creek                              Resource (1)                     21.3

(1) These resources were calculated by Gulf Canada from work in the 1980's and do not conform to Canadian National Instrument 43-101 and are available through the British Columbia Ministry of Energy and Mines.


Supplies of metallurgical coal are reportedly tight in Europe, South America and the US. Contract PCI prices have appreciated by approximately 35% and in some cases up to 50% this year due largely to increased Asian demand generally and Chinese demand in particular. Over the last two years, China has gone from being a large net exporter of metallurgical coal to a net importer. The Chinese government recently severely restricted the export of all types of coal. Leading economists project this trend of significantly increased demand for steel and its input factors to continue for the foreseeable future as China builds its internal infrastructure.

Pine Valley has entered into a letter of intent with a leading coal trading company with extensive experience in the coal industry, whereby they will provide a $10,000,000 Canadian loan repayable over a maximum of three years. The proceeds of this new debt financing will be used to bring the Willow Creek coal mine into production for working capital and mine site improvements.
The letter of intent includes a provision that requires the Company to raise a minimum of a further $3 million, to secure a total of $13 million, which is the forecasted amount to complete the initial mine construction and begin operations. Mining of PCI is expected to begin in June with existing facilities at a rate of approximately 45,000 tonnes per month. The planned construction will expand and improve the facilities to increase the capacity to up to a monthly rate of 95,000 by September 2004. Cumulative production for calendar 2004 is projected at approximately 515,000 tonnes.

The letter of intent includes a provision under which the trading company intends to purchase 600,000 tonnes of coal over the next two years, 200,000 tonnes of which will be supplied by March 2005 and 400,000 tonnes by March 31, 2006. The trading company will also be appointed the Company's exclusive agent into Japan, Korea and Taiwan. Pricing will be negotiated on a yearly basis and will be consistent with the then prevailing world prices. Based on discussions Pine Valley has had it believes it could sell its entire production in Asia. However the Company will diversify its market to ensure the best combination of price and ongoing purchase commitment is achieved. The proposed terms call for the loan to be collaterized by a security interest in the Company's assets that will rank pari passu with the current security interest held by Mitsui Matsushima Canada Ltd.

Graham Mackenzie, President of Pine Valley, commented, "We are very excited about entering this new financing and marketing opportunity, as it will allow Pine Valley to establish itself as a major new coal producer. Pine Valley is reviewing plans to expand production to at least 2 million tonnes per year by mid 2005 to take advantage of the very strong demand for our coal products. The Company has a very large coal lease area and I believe, based on the extensive database, that there is a good opportunity to increase the annual production rate to an even higher level in the future

Mark Smith, Chairman of the Board, stated, "All of us at Pine Valley appreciate the support of our long-term, loyal shareholders during what has been an arduous task -- bringing a major new mine into production. We hope that the financing will permit a rapid ramp up to commercial production, which with growing demand, and strong pricing, should make the Company increasingly profitable over the next several years and result in major benefits to both our existing and future shareholders".



PINE VALLEY MINING CORPORATION

"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer


Pine Valley Mining Corporation web site: www.pinevalleycoal.com

Contacts:
Graham Mackenzie                      Mark Fields
President & CEO                       Executive Vice President
(604) 682-4678                       (604) 682-4678
Vancouver, British Columbia, Canada
Graham.Mackenzie@radiant.net          markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.




                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    April 13, 2004                " Graham Mackenzie "
                                      President and Chief Executive Officer